SCHEDULE H-1

FLOATING CHARGE DEMAND DEBENTURE

(Baytex Energy Ltd.)

Principal Sum:	$1,000,000,000 Canadian Dollars

Interest Rate:	20.0% per annum

Date:	•, 20•

ARTICLE 1 -	PROMISE TO PAY

Promise to Pay

1.1 For value received, the undersigned (the “Debtor”) hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of The Toronto-Dominion Bank in its capacity as agent (in such capacity, the “Agent”) for and on behalf of (a) The Toronto-Dominion Bank and such other financial institutions as may become lenders (collectively, the “Lenders” and, individually, a “Lender”) under the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between the Debtor, as borrower, the Lenders and the Agent (as the same may be further amended, modified, supplemented or restated from time to time) and (b) all Hedging Affiliates (as defined in such Amended and Restated Credit Agreement) of each Lender, for the benefit of the Agent, the Lenders and such Hedging Affiliates (collectively, the “Beneficiaries”), the principal sum herein stipulated on presentation and surrender of this debenture at the Agent’s offices at 77 King Street West, 18th Floor, Royal Trust Tower, Toronto, Ontario, M5K 1A2 or at such other place as the Agent may designate by notice in writing to the Debtor, and to pay interest thereon from the date hereof at the rate per annum herein stipulated in like money at the same place monthly on the last day of each month; and, if the Debtor should at any time make default in the payment of any principal or interest to pay interest on the amount in default both before and after demand, default and judgment at the same rate in lawful money of Canada at the same place.

The Agent, on behalf of the Beneficiaries, is the person entitled to receive the principal of and interest on this debenture and all other amounts payable hereunder.

ARTICLE 2 -	CHARGE

Charge

2.1 As security for the due payment of all money payable hereunder and all other obligations hereunder, the Debtor hereby charges, as and by way of a first floating charge to and in favour of the Agent and its successors and assigns, for the benefit of the Beneficiaries and their respective successors and permitted assigns, all of the undertaking, property and assets of the Debtor, both present and future, of every nature and kind and wherever situate including, without limitation, all of its present and future personal and real property, goodwill, trade-marks, inventions, processes, patents and patent rights, materials, supplies, inventories, motor vehicles, trucks, trailers, machinery, implements, equipment and apparatus of every kind, furniture, rent, revenues, income, money, rights, powers, privileges, franchises, benefits, amenities, contracts, agreements, leases of real and personal property, licenses, permits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, unpaid capital and all other property and things of value of every kind and nature, tangible and intangible, legal or equitable, which the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter and any and all proceeds of any of the foregoing.

In this debenture, the mortgages, assignments and charges created and provided for are collectively called the “Charge” and the subject matter of the Charge is called the “Charged Premises”.

Dealings in the Ordinary Course

2.2 Subject to Section 3.1 hereof and until the Charge becomes enforceable, the Debtor may dispose of or deal with the property and assets subjected to the Charge in the ordinary course of business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Charge.

Last Day; Collateral Documents

2.3 The Charge shall not extend or apply to the last day of the term of any lease or agreement to lease but upon the enforcement of the Charge the Debtor shall stand possessed of such last day in trust for the Agent to assign the same to any person acquiring such term in the course of enforcement of the Charge.

Exception for Certain Contractual Rights

2.4 The Charge does not and shall not extend to, and the Charged Premises shall not include, any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of or permit any person to terminate the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Agent and shall assign such Contractual Rights to the Agent forthwith upon obtaining the consent of all other parties thereto.  The Debtor agrees that it shall, upon the request of the Agent, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.

Crystallization Against Real Property

2.5 In respect of real property (and interests therein) subject to the floating charge created by Section 2.1, such floating charge shall become a fixed charge against such property and interests upon the earlier of (a) the Charge becoming enforceable in accordance with Section 4.1 and the Agent giving written notice to the Debtor that the indebtedness secured thereby is forthwith due and payable and that the floating charge has become a fixed charge on the real property and interests therein charged thereby, and (b) the occurrence of any other event which by operation of law would result in the floating charge becoming a fixed charge on the real property and interests therein of the Debtor charged thereby.

ARTICLE 3 -	NEGATIVE PLEDGE

Negative Pledge

3.1 Except as has otherwise been agreed in writing with the Agent and the Lenders, the Debtor shall not create, assume, have outstanding or permit to exist, except in favour of the Agent, any mortgage, charge, pledge, lien, assignment by way of security, security interest or other encumbrance on any part of the Charged Premises.

ARTICLE 4 -	DEFAULT AND REMEDIES

Default

4.1 If the Debtor makes default in the payment of principal, interest or any other amount payable hereunder or in the due performance of the terms and conditions of Section 3.1 hereof, the Charge shall immediately become enforceable.

Remedies

4.2 (1)           Whenever the Charge has become enforceable, the Agent may realize upon the Charged Premises and shall have the following rights and remedies, which rights and remedies may be exercised from time to time separately or in combination and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:

(a)
the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Charged Premises and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Charged Premises or any part thereof; and the term “Agent” when used in this Section 4.2 shall include any Receiver so appointed and the agents, officers and employees of such Receiver;

(b)	the Agent may take possession of the Charged Premises and require the Debtor to make the Charged Premises available to the Agent;

(c)	the Agent may take such steps as it considers desirable to maintain, preserve or protect the Charged Premises;

(d)	the Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor relating to the Charged Premises;

(e)	the Agent may enforce any rights of the Debtor in respect of the Charged Premises by any manner permitted by law;

(f)
the Agent may sell, lease or otherwise dispose of the Charged Premises at public auction, by private tender or by private sale either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Charged Premises or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any Vice President or Director of the Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Charged Premises by, from, through or under the Debtor;

(g)	the Agent may accept the Charged Premises in satisfaction or partial satisfaction of the Charge upon notice to the Debtor of its intention to do so in the manner required by law;

(h)
the Agent may borrow money on the security of the Charged Premises for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Charged Premises in priority to the Charge; and

(i)
the Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the Personal Property Security Act (Alberta).

(2) The Debtor further agrees with the Agent that:

(a)
the Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, sell or obtain payment of the Charged Premises and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment of the Charged Premises or for the purpose of preserving any rights of the Beneficiaries, the Debtor or any other person, firm or corporation in respect of the Charged Premises;

(b)
the Beneficiaries may grant extensions of time, take, abstain from taking and perfecting and give up securities, accept compositions, grant releases and discharges, release any part of the Charged Premises and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Charged Premises and other securities as the Agent may see fit without prejudice to the liability of the Debtor to the Beneficiaries or the Beneficiaries’ rights hereunder;

(c)
to facilitate the realization of the Charged Premises, the Agent may enter upon, occupy and use all or any of the premises, buildings and plant comprising the Charged Premises and use all or any of the equipment and other personal property of the Debtor for such time as the Agent requires to facilitate such realization, free of charge (as between the Debtor and the Agent), and the Beneficiaries shall not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges or depreciation in connection with such actions;

(d)
the Agent may charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge;

(e)
the Agent may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Charged Premises, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge; and

(f)
any proceeds of realization of the Charged Premises may be applied by the Agent to the payment of expenses in connection with the preservation and realization of the Charged Premises as above described and any balance of such proceeds shall be applied by the Agent to payment of any amount owing by the Debtor to the Agent in such order as the Agent may see fit; if there is any surplus remaining, it may be paid to any person having a claim thereto in priority to the Debtor of whom the Agent has knowledge and may be applied or retained as reserves against potential claims that the Agent or the Receiver in good faith believes should be maintained and the balance remaining, if any, shall (subject to applicable law) be paid to the Debtor.

(3) Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder.  To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

(4) The Debtor hereby irrevocably appoints the Agent attorney on its behalf to sell or transfer the Charged Premises and to execute all instruments, and do all acts, matters and things that may be necessary for carrying out the powers hereby given and for the recovery of all rents and sums of money that may become or are now due or owing to the Debtor in respect of the Charged Premises and for the enforcement of all contracts, covenants or conditions binding on any lessee or occupier of the Charged Premises or on any person in respect of it and this appointment shall take effect if the Charge has become enforceable.

ARTICLE 5 -	GENERAL

Expenses

5.1 The Debtor shall pay to the Agent forthwith on demand all reasonable costs, charges and expenses, including all reasonable legal fees, incurred by the Agent in connection with the recovery or enforcement of payment of any moneys owing hereunder whether by realization or otherwise.  All such sums, together with interest thereon at the rate set forth in this debenture, shall be added to the amount payable hereunder and shall be secured by the Charge.

Pledge of Debenture

5.2 This debenture may be pledged by the Debtor as security for its indebtedness and liabilities.  While this debenture is so pledged, no payment by the Debtor of the whole or any part of any indebtedness secured by this debenture shall reduce the amount owing under this debenture unless specifically appropriated to and noted on this debenture by the Agent at the time of payment.

Not Negotiable

5.3 This debenture is not a negotiable instrument and the rights created hereunder which are exercisable by any holder hereof other than the Agent are no greater than the rights of the Agent, and any holder hereof is subject to the same obligations, duties, liabilities and defences as the Agent would have been subject to.

No Waiver, Remedies

5.4 No failure on the part of the Beneficiaries or the Agent on their behalf to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Notices

5.5 Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, by transmittal by telecopy, rapifax or other electronic means of communication addressed to the Debtor as follows:

Baytex Energy Ltd.
Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Telecopy No.:	(403) 205-3845
Attention:	Chief Executive Officer

or to such other address or telecopy number or rapifax number as the Debtor may from time to time notify the Agent in writing.  Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication shall be conclusively deemed to have been made or given on the day of actual delivery or transmittal thereof.

Additional Security

5.6 This debenture and the Charge shall be and shall be deemed to have been given in addition to and not in place of any other security now or hereafter held or acquired by the Beneficiaries.

Headings; References to Debenture

5.7 The division of this debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this debenture.  The terms “this debenture”, “hereof”, “hereunder” and similar expressions refer to this debenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this debenture.

Number; Gender; Persons

5.8 In this debenture words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

Governing Law

5.9 This debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Attornment

5.10 The Debtor hereby attorns and submits to the jurisdiction of the courts of the Province of Alberta.  For the purpose of all legal proceedings, this debenture shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this debenture. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

Benefit of the Debenture

5.11 This debenture shall be binding upon the successors and permitted assigns of the Debtor (including, without limitation, any corporation resulting from an amalgamation with the Debtor) except that the Debtor may not assign its obligations under this debenture without the prior written consent of the Agent.  This debenture shall benefit the successors and permitted assigns of the Beneficiaries.

Time of the Essence

5.12 Time shall be of the essence with regard to this debenture.

Discharge

5.13 The Debtor shall not be discharged from the Charge, this debenture or any of its obligations hereunder except by a release or discharge in writing signed by the Agent.

Waiver of Financing Statement, Etc.

5.14 The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this debenture or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this debenture.

IN WITNESS WHEREOF the Debtor has executed this debenture.

BAYTEX ENERGY LTD.

By:
Name: Title:

By:
Name: Title: